EXHIBIT 99.1


FOR IMMEDIATE RELEASE                                           20 May 2002



WPP Group plc ("WPP")

WPP to appoint Deloitte & Touche as auditors




WPP announces that it proposes to appoint Deloitte & Touche as auditors to the Company following a thorough review of services offered by a number of the leading international accountancy firms.

A resolution will be put to shareholders at the forthcoming AGM to approve the appointment.





For further information please contact:
Feona McEwan, WPP + 44 20 7408 2204